SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações SA
CNPJ/MF 02.558.124/0001 -12
N.I.R.E. 3330026237-7
A Public Company

MATERIAL FACT

Embratel Participações S.A. (“EMBRAPAR” or “Company”), in compliance with the provisions of Instruction n° 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), announces to the public and to its shareholders that its controlling shareholder, Teléfonos de México, S.A. de C.V. (“TELMEX”), in reference to the request for registration of a tender offer to be intermediated by Unibanco – União de Bancos Brasileiros S.A., which was submitted to the CVM through TELMEX’s wholly owned subsidiary Telmex Solutions Telecomunicações Ltda. (“Telmex Solutions”) and announced through a Material Fact dated May 8, 2006, for the purchase of all of the outstanding common and preferred shares of EMBRAPAR for the purpose of canceling the registration of EMBRAPAR as a public company (“Tender Offer”), announced today its decision to maintain the request for registration of the Tender Offer with the CVM, in spite of the fact that on this date the condition set forth in section 1.2.3(iii) of the form of notice of tender offer, submitted to the CVM on May 9, 2006 (“Form of Notice of Tender Offer”) had been triggered.

The Company communicates that TELMEX also announced today that its decision regarding the condition in section 1.2.3(iii) of the Form of Notice of Tender Offer is definitive and final. Therefore, the announcement of TELMEX constitutes TELMEX’s waiver of its right to withdraw the Tender Offer if, from the date of today’s announcement until the date of the Auction of the Tender Offer, such condition is triggered again.

Holders of the Company’s shares and/or American Depositary Shares should read the statement relating to the Tender Offer that the Company will file with the Securities and Exchange Commission (“SEC”) in the United States, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC’s website at www.sec.gov.

Rio de Janeiro, June 7, 2006

Embratel Participações S.A.
Isaac Berensztejn
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.